SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

AmTrust Financial Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

032359309

(CUSIP Number)

Barry D. Zyskind

AmTrust Financial Services, Inc.

59 Maiden Lane, 43rd Floor

New York, NY 10038

(212) 220-7120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

(Page 1 of 10 Pages)

13D
CUSIP No. 032359309		Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry D. Zyskind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,038,883
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,038,883
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,038,883
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON IN

13D
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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,096,412
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,096,412
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,096,412
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

13D
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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) George Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,019,204
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,019,204
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,019,204
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%
14	TYPE OF REPORTING PERSON IN

13D
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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leah Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,029,637
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,029,637
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,029,637
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON IN

13D
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Item 1.	Security and Issuer

This statement relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of AmTrust Financial Services, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 59 Maiden Lane, 43rd Floor, New York, New York 10038.

This Schedule 13D/A is being filed to report that, as a result of an increase in the outstanding shares of Common Stock of the Issuer due to the issuance of Common Stock in exchange transactions with certain holders of the Issuer’s 5.5% Convertible Senior Notes due 2021 (the “2021 Notes”) and an underwritten Common Stock offering by the Issuer, the percentage of Common Stock beneficially owned by the Group (as defined in Item 2 hereof), now represents 53.9% of the shares of Common Stock outstanding.

Item 2.	Identity and Background

(a)	This statement is filed by Barry D. Zyskind, Michael Karfunkel, George Karfunkel and Leah Karfunkel (collectively, the “Group”).

(b)	The business address for each member of the Group is c/o AmTrust Financial Services, Inc., 59 Maiden Lane, 43rd Floor, New York, New York 10038.

(c)	Barry D. Zyskind is the President and CEO of the Issuer; Michael Karfunkel is the Issuer’s Chairman of the Board; and George Karfunkel is a Director of the Issuer. Leah Karfunkel is the trustee of the Michael Karfunkel 2005 Grantor Retained Annuity Trust.

(d)	None of the members of the Group have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the members of the Group have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each member of the Group is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used to make previous acquisitions of Common Stock reported in prior amendments to the Group’s Schedule 13D were solely those of each member of the Group. The source of those funds was the private funds of each member of the Group. Certain shares beneficially owned by Mr. Zyskind are the result of equity grants made to him under the Issuer’s 2010 Omnibus Incentive Plan, as amended. See Item 5(c) for information regarding transactions since the Group’s last Schedule 13D/A filing on November 21, 2014.

Item 4.	Purpose of Transaction.

The purpose of this filing is to update the beneficial ownership of the Group as a result of the increase in the outstanding shares of Common Stock of the Issuer as described above under Item 1. As of the date of this filing, the Group beneficially holds 44,184,136 shares of Common Stock, or 53.9% of the Common Shares outstanding as of February 15, 2015, representing a decrease in the percentage of ownership of the Issuer of 5.3% from the Group’s last amendment to its Schedule 13D/A filed with the Securities and Exchange Commission on November 21, 2014. For information regarding individual holdings of each member of the Group, please refer to the cover pages of this filing.

13D
CUSIP No. 032359309		Page 7 of 10 Pages

The Group acquired the Common Stock for investment purposes. As noted above, Mr. Zyskind is the President and CEO of the Issuer; Michael Karfunkel is the Issuer’s Chairman of the Board of Directors; and George Karfunkel is a Director of the Issuer. As such, they participate in the planning and decisions of the Board of Directors and management of the Issuer. Any or all of them may from time to time develop plans respecting, or propose changes in, the management, composition of the Board of Directors, operations, capital structure or business of the Issuer. Depending upon market conditions and other factors that the members of the Group deem material, they may purchase additional Common Stock or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Stock or other securities of the Issuer that they now own or may hereafter acquire. Except as described above, the members of the Group do not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D. The members of the Group reserve the right to formulate plans or make proposals, and to take any actions with respect to their investments in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, the Group beneficially owns 44,184,136 shares of Common Stock, which represents 53.9% of the Issuer’s 81,937,084 outstanding shares of Common Stock as of February 15, 2015. The following amounts represent the beneficial ownership for each member of the Group: (i) Barry D. Zyskind beneficially owns 15,038,883* shares of Common Stock, which represents 18.4% of the Issuer’s outstanding shares of Common Stock; (ii) George Karfunkel beneficially owns 18,019,204** shares of Common Stock, which represents 22.0% of the Issuer’s outstanding shares of Common Stock; (iii) Michael Karfunkel beneficially owns 1,096,412*** shares of Common Stock, which represents 1.3% of the Issuer’s outstanding shares of Common Stock; and (iv) Leah Karfunkel beneficially owns 10,029,637**** shares of Common Stock, which represents 12.2% of the Issuer’s outstanding shares of Common Stock.

*	Barry Zyskind, individually, owns 7,170,073 shares of Common Stock. The Teferes Foundation, a charitable foundation controlled by Mr. Zyskind, owns 7,347,555 shares of Common Stock. The Barry D. Zyskind GST Trust, a trust for which Mr. Zyskind has sole investment and voting control, owns 391,617 shares of Common Stock. Mr. Zyskind holds 129,638 shares of Common Stock as a custodian for his children under the Uniform Transfers to Minors Act.
**	George Karfunkel, individually, owns 9,871,286 shares of Common Stock. The Chesed Foundation of America, a charitable foundation controlled by George Karfunkel, owns 7,707,918 shares of Common Stock. The 2012 Karfunkel Family Trust, a trust for which George Karfunkel has sole investment and voting control, owns 440,000 shares of Common Stock.
***	Michael Karfunkel, individually, owns 1,096,412 shares of Common Stock.
****	Leah Karfunkel’s 10,029,637 shares of Common Stock are held by the Michael Karfunkel 2005 Grantor Retained Annuity Trust, of which she is the sole trustee. ACP Re Ltd., 100% owned by ACP Re Holdings, a Delaware LLC, holds 6,050,000 of these shares. ACP Re Holdings, LLC is owned 99.9% by the Michael Karfunkel 2005 Grantor Retained Annuity Trust.

(b)	Each member of the Group has sole power to vote and dispose of the shares of Common Stock beneficially owned by each member.

13D
CUSIP No. 032359309		Page 8 of 10 Pages

(c)	George Karfunkel, Michael Karfunkel and Leah Karfunkel have not had any transactions in shares of Common Stock of the Issuer since the Group’s last Schedule 13D/A filing on November 21, 2014.

On December 11, 2014, the Issuer entered into separate, privately negotiated exchange agreements (the “Exchange Agreements”) with certain holders of the Issuer’s outstanding 2021 Notes. Pursuant to the Exchange Agreements, the holders of the 2021 Notes participating in the exchange transactions received 2,731,727 shares of Common Stock, along with a certain principal amount of the Issuer’s new 2.75% Convertible Senior Notes due 2044. The Group did not participate in these exchange transactions.

On December 31, 2014, Mr. Zyskind forfeited 92,448 shares of Common Stock to satisfy income tax withholding liabilities upon the vesting of one-half of his February 25, 2014 restricted share award.

On January 8, 2015, the Issuer sold 3,000,000 shares of Common Stock in an underwritten offering (the “Equity Offering”). On February 9, 2015, the underwriter of the Equity Offering exercised its overallotment option for an additional 450,000 shares of Common Stock. The Group did not purchase or sell any shares of Common Stock in the Equity Offering.

On February 15, 2015, Mr. Zyskind forfeited 37,783 shares of Common Stock to satisfy income tax withholding liabilities upon the vesting of one-fourth of his February 12, 2012 restricted share award.

(d)	Not applicable.

(e)	On November 12, 2014, Michael Karfunkel ceased to be the beneficial owner of more than 5% of the Common Stock, but he remains a member of the Group owning more than 5% of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Equity Offering, on January 7, 2015, each member of the Group entered into a lock-up agreement (the “Lock-Up Agreement”) with Morgan Stanley & Co., LLC, whereby each member of the Group agreed that, until March 2, 2015, they would not, without the prior written consent of Morgan Stanley & Co., LLC, directly or indirectly, ) (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether owned on January 7, 2015 or acquired thereafter, owned directly by the Group member (including holding as a custodian) or with respect to which Group member had beneficial ownership, or (ii) publicly announce an intention to effect any such transaction set forth in clause (i).

Notwithstanding the foregoing, each member of the Group may transfer its shares of Common Stock as follows: (a) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein; (b) to any trust for the direct or indirect benefit of the Group member or the immediate family of the Group member, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth in the Lock-Up Agreement; provided further that in the case of (a) and (b), such transfer shall not involve a disposition for value; (c) pursuant to any contract, instruction or plan in effect on January 7, 2015

13D
CUSIP No. 032359309		Page 9 of 10 Pages

that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) of the Securities Exchange Act of 1934, as amended, (d) dispositions from any grantor retained annuity trust established for the direct benefit of the Group member and/or a member of the Group members’ immediate family pursuant to the terms of such trust; provided that the transferee agrees to be bound in writing by the restrictions set forth in the Lock-Up Agreement; (e) as a distribution to shareholders, partners or members of the Group member, provided that such shareholders, partners or members agree to be bound in writing by the restrictions set forth in the Lock-Up Agreement; (f) as required by the Issuer’s 2010 Omnibus Incentive Plan in order to reimburse or pay U.S. federal income tax and withholding obligations in connection with vesting of restricted stock or restricted stock unit grants outstanding on the date of the Lock-Up Agreement, provided that any disclosure of such transfer specifies that such transfer is for the purpose of satisfying such tax and withholding obligations or some such similar explanation; (g) as collateral for any loan, provided that the lender agrees in writing to be bound by the restrictions set forth in the Lock-Up Agreement; or (h) with the prior written consent of Morgan Stanley & Co., LLC.

The foregoing summary of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a form of which is attached hereto as Exhibit 1 and incorporated by reference to this Schedule 13D/A.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1 – Form of Lock-Up Agreement, dated January 7, 2015, by and between Morgan Stanley & Co., LLC and each member of the Group.

Exhibit 99.1 — Joint Filing Agreement, dated July 30, 2012, by and among Barry D. Zyskind, Michael Karfunkel, George Karfunkel and Leah Karfunkel (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A, dated July 28, 2012, of Barry D. Zyskind, Michael Karfunkel, George Karfunkel and Leah Karfunkel).

13D
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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2015

/s/ Barry D. Zyskind
Barry D. Zyskind

/s/ Michael Karfunkel
Michael Karfunkel

/s/ George Karfunkel
George Karfunkel

/s/ Leah Karfunkel
Leah Karfunkel

Exhibit 1

AmTrust Financial Services, Inc.

Form of Lock-Up Agreement

January 7, 2015

Morgan Stanley & Co. LLC

as Manager named in Schedule I to the

Underwriting Agreement referenced below

c/o Morgan Stanley & Co. LLC,

1585 Broadway, 29th Floor,

New York, New York 10036,

Re: AmTrust Financial Services, Inc. - Lock-Up Agreement

Ladies and Gentlemen:

The undersigned understands that you, as Manager (the “Manager”), propose to enter into an Underwriting Agreement on behalf of the several Underwriters named in Schedule II to such agreement (collectively, the “Underwriters”) with AmTrust Financial Services, Inc., a Delaware corporation (the “Company”), providing for an offering of the Common Stock (the “Common Stock”) of the Company (the “Shares”) pursuant to a Registration Statement on Form S-3 to be filed with the Securities and Exchange Commission (the “SEC”).

In consideration of the agreement by the Underwriters to offer and sell the Shares, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, subject to the terms of this letter, during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock of the Company, or any options or warrants to purchase any shares of Common Stock of the Company, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Company, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the SEC (collectively the “Undersigned’s Shares”), or (ii) publicly announce an intention to effect any such transaction set forth in clause (i). The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Shares even if they would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Undersigned’s Shares or with respect to any security that includes, relates to, or derives any significant part of its value from them.

The initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue for 45 days after the date of the Underwriting Agreement; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or announces material news or a material event relating to the Company or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 15-day period following the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless the Manager waives, in writing, such extension.

The undersigned hereby acknowledges that the Company has agreed in the Underwriting Agreement to provide written notice of any event that would result in an extension of the Lock-Up Period pursuant to the previous paragraph to the undersigned (in accordance with Section 2 of the Underwriting Agreement) and agrees that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned hereby further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Agreement during the period from the date of this Lock-Up Agreement to and including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as such may have been extended pursuant to the previous paragraph) has expired.

Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Shares as follows: (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein; (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein; provided further that in the case of (i) and (ii), such transfer shall not involve a disposition for value; (iii) pursuant to any contract, instruction or plan in effect on the date hereof that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, (iv) dispositions from any grantor retained annuity trust established for the direct benefit of the undersigned and/or a member of the immediate family of the undersigned pursuant to the terms of such trust; provided that the transferee agrees to be bound in writing by the restrictions set forth herein; (v) as a distribution to shareholders, partners or members of the undersigned, provided that such shareholders, partners or members agree to be bound in writing by the restrictions set forth herein; (vi) as required by participants in the Company’s 2010 Omnibus Incentive Plan in order to reimburse or pay U.S. federal income tax and withholding obligations in connection with vesting of restricted stock or restricted stock unit grants outstanding on the date of this Lock-Up Agreement, provided that any disclosure of such transfer shall specify that such transfer is for the purpose of satisfying such tax and withholding obligations or some such similar explanation; (vii) as collateral for any loan, provided that the lender agrees in writing to be bound by the restrictions set forth herein; or (viii) with the prior written consent of the Manager on behalf of the Underwriters. For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. In addition, notwithstanding the foregoing, if the undersigned is a corporation, the corporation may transfer the capital stock of the Company to any wholly-owned subsidiary of such corporation; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such capital stock subject to the provisions of this Agreement and there shall be no further transfer of such capital stock except in accordance with this Agreement, and provided further that any such transfer shall not involve a disposition for value. The undersigned now has, and, except as contemplated by clause (i)-(viii) above, for the duration of this Lock-Up Agreement will have, good and marketable title to the Undersigned’s Shares, free and clear of all liens, encumbrances, and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Undersigned’s Shares except in compliance with the foregoing restrictions.

[remainder of page intentionally left blank]

The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the offering(s). The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.

Very truly yours,

Exact Name of Shareholder

Authorized Signature

Title

[signature page to Lock-up Agreement]